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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    8     )*
                                          ---------

                              MICRO BIO-MEDICS, INC.
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                                (Name of Issuer)

                           Common Stock, $.03 par value
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                          (Title of Class of Securities)

                                     594903
           --------------------------------------------------------
                                 (CUSIP Number)

 Lester Morse P.C., 111 Great Neck Road, Great Neck, Ny 11021 (516) 487-1446
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 14, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No.  594903                     13D                 Page  2  of  4  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       Bruce Haber (###-##-####)
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 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /

       N/A
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 (3) SEC Use Only

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 (4) Source of Funds*

       N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

       N/A
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 (6) Citizenship or Place of Organization

        U.S.A.
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   Number                     (7) Sole Voting Power
 of Shares                          1,085,268
 Beneficially                --------------------------------------------------
  Owned by                    (8) Shared Voting Power
    Each                            N/A
  Reporting                  --------------------------------------------------
   Person                     (9) Sole Dispositive Power
    With                            923,834
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    N/A

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        1,085,268
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

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(13) Percent of Class Represented by Amount in Row (11)

     Approximately 21.8% based upon 4,172,755 shares outstanding at February 14, 1996

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(14) Type of Reporting Person*

       IN (Individual)
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page     of     Pages
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ITEM 1.  Security and Issuer

         This statement relates to the shares of Common Stock, $.03 par value, of Micro Bio-Medics, Inc. (the "Issuer"). The Issuer's principal executive office is located at 846 Pelham Parkway, Pelham Manor, New York 10803.


ITEM 2.  Identity and Background

         (a)   Bruce Haber

         (b)   846 Pelham Parkway, Pelham Manor, New York 10803

         (c)   Director and President of Micro Bio-Medics, Inc.

         (d)   Not applicable

         (e)   Not applicable

         (f)   U.S.A.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Services rendered.

ITEM 4.  Purpose of Transaction

         Additional compensation to employee.

         (a) through (j) - None.

ITEM 5.  Interest in Securities of the Issuer

         (a) - (b) As of February 14, 1996, the Issuer has 4,172,755 shares issued and outstanding, 188,834 shares of which representing 2.8% of the outstanding shares are beneficially owned directly by Mr. Haber. The foregoing does not include options to purchase 805,000 shares bringing Mr. Haber's total beneficial ownership to 923,834 shares, representing 18.6% of the issued and outstanding shares. In addition, Mr. Haber has the right to direct the vote of 161,452 shares for a period of ten years commencing January 18, 1996 unless such shares are transeferred to an unrelated third party which bring the total number of shares beneficially owned by him to 1,085,268 or 21.8% of the Company's issued and outstanding shares. Accordingly, Mr. Haber has the sole voting power with respect to 1,085,268 shares and has the sole dispositive power with respect to 923,834 shares.

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         (c)   On February 14, 1996, the Company granted Mr. Haber employee options covering 70,000 shares.

         (d) - (e)  Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

ITEM 7.  Materials to be filed as Exhibits

         Not Applicable.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1996


Reporting Person:  Bruce J. Haber

Signature  /s/ Bruce J. Haber
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